Mail Stop 4561

August 2, 2007

Via U.S. Mail and Fax (619) 325-0702
Mr. David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA 92121

RE: **Bio-Matrix Scientific Group, Inc.**
Form 10-KSB for the period ended September 30, 2006
Filed January 10, 2007
File No. 0-32201

Dear Mr. Koos:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 – Financial Statements, page 13

1.   Please revise your financial statements to properly reflect the Bio-Matrix acquisition as a reverse acquisition or tell us why this is not necessary. In accordance with paragraph 17 of SFAS 141 it appears that Bio-Matrix should have been considered the accounting acquirer and the prior financial statements of Bio-Matrix should be included in the filing. You have provided Tasco's prior financial statements which provide no value to a potential investor. The merger of a private operating company into a non-operating

public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective control of the combined company after the transaction. These transactions are considered to be capital transactions in substance, rather than business combinations. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded. We may have further comment.

2.   After you have revised your financial statements for the comment above, which will require significant changes in your disclosures, we will perform another review which may generate additional comments. We withheld comments due to the expected changes in your disclosures resulting from the above comment.

Note 4. Warrants and Options, page 20

3.   Your disclosure indicates that there were no warrants or options outstanding as of September 30, 2006. However, an agreement calling for the issuance of 200,000 options was signed on July 17, 2006. Please clarify to us when these options were issued.

Note 14. Subsequent Events, page 28

4.   Please clarify to us if all of the loans due prior to September 30, 2007 were originated prior September 30, 2006. Also, tell us where any loans originated prior to September 30, 2006 are reflected in your consolidated balance sheet.

5.   The agreement with BMXP grants registration rights to BMXP. Your disclosure indicates that if the registration rights are exercised you would be required to file a registration statement and use reasonable best efforts to cause the registration statement to be declared effective by the SEC. Please clarify to us whether the agreement contains any penalties in the event that the registration statement is not declared effective.

Item 8A – Controls and Procedures, page 29

6.   Item 307 of Regulation S-B requires the evaluation of disclosure controls and procedures to be as of the end of the period covered by the report not within 90 days of the filing date. Please amend your filing accordingly.

Exhibits 31.1 and 31.2

7.   We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-KSB certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief